Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					For the Three Months Ended March 31, 2007
	2002	2003	2004	2005	2006
	Unaudited (in thousands, except ratios)
EARNINGS
Income from continuing operations	$441,000	$619,000	$4,304,000	$10,895,000	$27,808,000	$7,287,000
Interest expense	181,000	112,000	246,000	250,000	1,956,000	640,000
Interest expense – Preferred Stock	—	875,000	1,949,000	272,000	—	—

Income before fixed charges	622,000	1,606,000	6,499,000	11,417,000	29,764,000	7,927,000

FIXED CHARGES
Interest expense	181,000	112,000	246,000	250,000	1,956,000	640,000
Interest expense – Preferred Stock	—	875,000	1,949,000	272,000	—	—

Total fixed charges	$181,000	$987,000	$2,195,000	$522,000	$1,956,000	$640,000

Earnings/fixed charge coverage ratio	3.4	1.6	3.0	21.9	15.2	12.4